Exhibit 99.1

111, Inc. Announces Third Quarter 2022 Unaudited Financial Results

SHANGHAI, December 1, 2022 /PRNewswire/ – 111, Inc. ("111" or the "Company") (NASDAQ: YI), a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Key Results

•	Net revenues were RMB3.35 billion (US$470.8 million), representing an increase of 0.1% year-over-year.

•	Gross segment profit (1) increased by 21.6% year-over-year, with B2B segment profit increasing by 26.9% year-over-year.

•	Total operating expenses were RMB282.7 million (US$39.7 million), compared to RMB341.4 million in the same quarter of last year. As a percentage of net revenues, total operating expenses decreased to 8.4% from 10.2% in the same quarter of last year, which reflected continuous improvement in our operation efficiency.

•	Non-GAAP loss from operations (2) was RMB48.7 million (US$6.9 million), compared to RMB135.9 million in the same quarter of last year. As a percentage of net revenues, non-GAAP loss from operations decreased to 1.5% from 4.1% in the same quarter of last year.

(1)	Gross segment profit represents net revenues less cost of goods sold.

(2)	Non-GAAP loss from operations represents loss from operations excluding share-based compensation expenses.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “Our business was negatively impacted by lockdowns in various cities and provinces during the third quarter. We have tried our very best to work with local governments as well as logistics companies to fulfill our customer/patient orders as these medicines are badly needed. Our net revenue for third quarter increased by 0.1% year-over-year to RMB3.35 billion, while our gross segment profit increased by 21.6% year-over-year. Non-GAAP loss from operations was narrowed to 1.5% of net revenues as compared to 4.1% in the same quarter of last year. We are also pleased to see our positive operating cash flow and overall cash flow for the quarter.”

Mr. Liu added, “Our efforts to improve our margin profile continued to deliver positive results during the quarter. Our overall gross segment margin(3) as a percentage of net revenues improved to 6.0% from 5.0% in the same quarter of last year. B2B segment profit grew by 26.9% year-over-year, and as a percentage of net revenues, B2B segment margin improved to 5.5% from 4.4% in the same quarter of last year. We also improved B2C segment margin to 22.4% from 19.7% in the same quarter of last year. In addition, we continued to enhance our operation efficiency and total operating expenses as a percentage of net revenues decreased to 8.4% in this quarter from 10.2% in the same quarter of last year. We expect this momentum to continue as we scale, and meanwhile we will continue to focus on delivering best services to our customers/patients.”

(3)	Gross segment margin represents gross segment profit divided by net revenues.

Third Quarter 2022 Financial Results

Net revenues were RMB3,349 million  (US$470.8 million), representing an increase of 0.1% from RMB3,346 million in the same quarter of last year.

(In thousands RMB)	For the three months ended September 30,
	2021	2022	YoY
B2B Net Revenue
Product	3,205,763	3,225,201	0.6%
Service	16,188	23,716	46.5%

Sub-Total	3,221,951	3,248,917	0.8%

Cost of Products Sold(4)	3,080,411	3,069,316	-0.4%

Segment Profit	141,540	179,601	26.9%
Segment Profit %	4.4%	5.5%

(In thousands RMB)	For the three months ended September 30,
	2021	2022	YoY
B2C Net Revenue
Product	116,069	90,941	-21.6%
Service	8,207	8,857	7.9%

Sub-Total	124,276	99,798	-19.7%

Cost of Products Sold[4]	99,751	77,417	-22.4%

Segment Profit	24,525	22,381	-8.7%
Segment Profit %	19.7%	22.4%

(4) For segment reporting purposes, purchase rebates are allocated to the B2B segment and B2C segments primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses. Cost of service revenue is recorded in the operating expense.

Operating costs and expenses were RMB3.4 billion (US$482.1 million), representing a decrease of 2.6% from RMB3.5 billion in the same quarter of last year.

•	Cost of products sold was RMB3.1 billion (US$442.4 million), representing a decrease of 1.1% from RMB3.2 billion in the same quarter of last year.

•	Fulfillment expenses were RMB100.2 million (US$14.1 million), representing a decrease of 0.4% from RMB100.6 million in the same quarter of last year. Fulfillment expenses accounted for 2.99% of net revenues this quarter as compared to 3.01% in the same quarter of last year.

•	Selling and marketing expenses were RMB107.8 million (US$15.2 million), representing a decrease of 18.2% from RMB131.8 million in the same quarter of last year. We continued to see the improved sales efficiency and effectiveness. As a percentage of net revenues, selling and marketing expenses further reduced to 3.2% in the quarter from 3.9% in the same quarter of last year.

•	General and administrative expenses were RMB46.1 million (US$6.5 million), representing a decrease of 13.1% from RMB53.1 million in the same quarter of last year. As a percentage of net revenues, general and administrative expense decreased to 1.4% in the quarter from 1.6% in the same quarter of last year.

•	Technology expenses were RMB29.5 million (US$4.2 million), representing a decrease of 47.3% from RMB56.1 million in the same quarter of last year. As a percentage of net revenues, technology expenses accounted for 0.9% this quarter as compared to 1.7% in the same quarter of last year. We completed major tech development programs last year and believe that current spending reflected the appropriate amount of investment in technology.

Loss from operations was RMB80.7 million (US$11.3 million), compared to RMB175.4 million in the same quarter of last year. As a percentage of net revenues, loss from operations decreased to 2.4% in the quarter from 5.2% in the same quarter of last year.

Non-GAAP loss from operations was RMB48.7 million (US$6.9 million), compared to RMB135.9 million in the same quarter of last year. As a percentage of net revenues, non-GAAP loss from operations decreased to 1.5% in the quarter from 4.1% in same quarter of last year.

Net loss was RMB86.2 million (US$12.1 million), compared to RMB165.8 million in the same quarter of last year. As a percentage of net revenues, net loss decreased to 2.6% in the quarter from 5.0% in same quarter of last year.

Non-GAAP net loss (5) was RMB54.3 million (US$7.6 million), compared to RMB126.3 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss decreased to 1.6% in the quarter from 3.8% in same quarter of last year.

Net loss attributable to ordinary shareholders was RMB96.8 million (US$13.6 million), compared to RMB252.9million in the same quarter of last year. As a percentage of net revenues, net loss attributable to ordinary shareholders decreased to 2.9% in the quarter from 7.6% in same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders (6) was RMB64.9 million (US$9.1 million), compared to RMB213.4 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders decreased to 1.9% in the quarter from 6.4% in same quarter of last year.

(5) Non-GAAP net loss represents net loss excluding share-based compensation expenses, net of tax. Considering the impact of accretion of redeemable non-controlling interest for the third quarter 2022 (which pertains to the Group’s obligation to redeem equity interests held by certain minority investors of a subsidiary of the Company), non-GAAP net loss is used as a meaningful measurement of the operation performance of the Company.

(6) Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax.

As of September 30, 2022, the Company has cash and cash equivalents, restricted cash and short-term investments of RMB865.9 million (US$121.7 million), compared to RMB943.2 million as of December 31, 2021.

Conference Call

111's management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Thursday, December 1, 2022 (8:30 PM Beijing Time on the same day).

Details for the conference call are as follows:

Conference Topic: 111, Inc. Third Quarter 2022 Earnings Conference Call

Registration Link: https://s1.c-conf.com/diamondpass/10026835-fg6ds.html

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will then be provided with the dial in number, the Passcode, and the unique access PIN. This information will also be emailed to the participant as a calendar invite.

Please dial in 15 minutes before the call is scheduled to begin. To join the conference, simply dial the number in the calendar invite and enter the passcode followed by your PIN, and the participant will join the conference instantly.

A live and archived webcast of the conference call will be available on the website at https://edge.media-server.com/mmc/p/kpnswevm.

A telephone replay of the call will be available after the conclusion of the conference call until Dec 8, 2022, 7:59 AM U.S. Eastern Time:

China:	4001209216
United States:	+1-855-883-1031
International:	+61-7-3107-6325
Conference ID:	10026835

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP loss from operations as loss from operations excluding share-based compensation expenses. The Company defines non-GAAP net loss as net loss excluding share-based compensation expenses, net of tax. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax. The Company defines non-GAAP loss per ADS as net loss attributable to ordinary shareholders per ADS excluding share-based compensation expenses, net of tax per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss. Share-based compensation expenses is a non-cash expense that varies from period to period. As a result, management excludes the items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1135 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2022.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

111, Inc. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands, except for share and per share data)

	As of	As of
	December 31, 2021	September 30, 2022
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	661,390	720,729	101,318
Restricted cash	99,282	38,507	5,413
Short-term investments	182,556	106,710	15,001
Accounts receivable, net	404,469	422,853	59,444
Notes Receivable	90,734	73,233	10,295
Inventories	1,121,107	1,241,409	174,515
Prepayments and other current assets	242,199	188,515	26,501
Total current assets	2,801,737	2,791,956	392,487
Property and equipment, net	80,254	61,406	8,632
Intangible assets, net	4,909	3,740	526
Long-term investments	3,000	2,000	281
Other non-current assets	22,086	20,336	2,859
Operating lease right-of-use asset	233,847	175,521	24,675
Total Assets	3,145,833	3,054,959	429,460

LIABILITIES AND EQUITY
Current Liabilities:
Short-term borrowings	259,658	229,616	32,279
Accounts payable	1,347,352	1,547,943	217,606
Accrued expense and other current liabilities	522,968	480,563	67,555
Total Current liabilities	2,129,978	2,258,122	317,440
Long-term operating lease liabilities	165,614	115,046	16,173
Other non-current liabilities	1,537	(113)	(16)
Total Liabilities	2,297,129	2,373,055	333,597

MEZZANINE EQUITY
Redeemable non-controlling interests	1,000,849	1,042,801	146,595

SHAREHOLDERS' DEFICIT
Ordinary shares Class A	31	31	5
Ordinary shares Class B	25	25	4
Treasury shares	(40,859)	(40,859)	(5,744)
Additional paid-in capital	2,817,789	2,903,786	408,208
Accumulated deficit	(3,009,678)	(3,312,125)	(465,611)
Accumulated other comprehensive income	59,371	78,567	11,045
Total shareholders' deficit	(173,321)	(370,575)	(52,093)
Non-controlling interest	21,176	9,678	1,361
Total Deficit	(152,145)	(360,897)	(50,732)
Total liabilities, mezzanine equity and deficit	3,145,833	3,054,959	429,460

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net Revenues	3,346,227	3,348,715	470,755	8,965,051	9,368,451	1,316,996
Operating Costs and expenses:
Cost of products sold	(3,180,162)	(3,146,733)	(442,361)	(8,548,640)	(8,781,967)	(1,234,549)
Fulfillment expenses	(100,561)	(100,167)	(14,081)	(250,960)	(282,608)	(39,728)
Selling and marketing expenses	(131,839)	(107,799)	(15,154)	(387,812)	(323,827)	(45,523)
General and administrative expenses	(53,064)	(46,121)	(6,484)	(156,630)	(132,609)	(18,642)
Technology expenses	(56,060)	(29,540)	(4,153)	(158,401)	(102,272)	(14,377)
Other operating expenses, net	103	976	137	(53)	(7,742)	(1,088)
Total Operating costs and expenses	(3,521,583)	(3,429,384)	(482,096)	(9,502,496)	(9,631,025)	(1,353,907)
Loss from operations	(175,356)	(80,669)	(11,341)	(537,445)	(262,574)	(36,911)
Interest income	2,031	2,558	360	8,217	6,022	847
Interest expense	(828)	(4,297)	(604)	(3,839)	(10,666)	(1,499)
Foreign exchange (loss) gain	(412)	(5,102)	(717)	374	(9,645)	(1,356)
Other Income, net	8,785	1,270	179	13,412	4,870	685
Loss before income taxes	(165,780)	(86,240)	(12,123)	(519,281)	(271,993)	(38,234)
Income tax expense	-	-	-	-	-	-
Net Loss	(165,780)	(86,240)	(12,123)	(519,281)	(271,993)	(38,234)
Net Loss attributable to non-controlling interest	7,533	3,532	497	23,284	11,498	1,616
Net Loss attributable to redeemable non-controlling interest	15,372	7,052	991	47,513	23,308	3,277
Adjustment attributable to redeemable non-controlling interest	(109,980)	(21,190)	(2,979)	(109,980)	(65,260)	(9,174)
Net Loss attributable to ordinary shareholders	(252,855)	(96,846)	(13,614)	(558,464)	(302,447)	(42,515)
Other comprehensive loss
Unrealized gains of available-for-sale securities,	2,556	1,034	145	6,057	3,810	536
Realized gains of available-for-sale debt securities	(2,114)	(721)	(101)	(5,642)	(3,184)	(448)
Foreign currency translation adjustments	765	9,385	1,319	(753)	18,570	2,611
Comprehensive loss	(251,648)	(87,148)	(12,251)	(558,802)	(283,251)	(39,816)
Loss per ADS:
Basic and diluted	(3.04)	(1.16)	(0.16)	(6.74)	(3.64)	(0.52)
Weighted average number of shares used in computation of loss per share
Basic and diluted	165,964,665	166,710,907	166,710,907	165,788,519	166,547,681	166,547,681

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

Net cash (used in) provided by operating activities	(107,181)	11,815	1,661	(374,694)	(86,361)	(12,140)
Net cash (used in) provided by investing activities	(243,454)	100,460	14,122	(126,869)	71,025	9,983
Net cash (used in) provided by financing activities	(5,307)	(40,755)	(5,729)	(115,889)	917	129
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	765	7,019	986	(753)	12,983	1,825
Net (decrease) increase in cash and cash equivalents, and restricted cash	(355,177)	78,539	11,040	(618,205)	(1,436)	(203)
Cash and cash equivalents, and restricted cash at the beginning of the period	1,055,506	680,697	95,691	1,318,534	760,672	106,934
Cash and cash equivalents, and restricted cash at the end of the period	700,329	759,236	106,731	700,329	759,236	106,731

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

Loss from operations	(175,356)	(80,669)	(11,341)	(537,445)	(262,574)	(36,911)
Add: Share-based compensation expenses	39,497	31,938	4,490	117,795	88,692	12,468
Non-GAAP loss from operations	(135,859)	(48,731)	(6,851)	(419,650)	(173,882)	(24,443)

Net Loss	(165,780)	(86,240)	(12,123)	(519,281)	(271,993)	(38,234)
Add: Share-based compensation expenses, net of tax	39,497	31,938	4,490	117,795	88,692	12,468
Non-GAAP net Loss	(126,283)	(54,302)	(7,633)	(401,486)	(183,301)	(25,766)

Net Loss attributable to ordinary shareholders	(252,855)	(96,846)	(13,614)	(558,464)	(302,447)	(42,515)
Add: Share-based compensation expenses, net of tax	39,497	31,938	4,490	117,795	88,692	12,468
Non-GAAP net Loss attributable to ordinary shareholders	(213,358)	(64,908)	(9,124)	(440,669)	(213,755)	(30,047)

Loss per ADS: Basic and diluted	(3.04)	(1.16)	(0.16)	(6.74)	(3.64)	(0.52)
Add: Share-based compensation expenses per ADS, net of tax	0.48	0.38	0.06	1.42	1.06	0.14
Non-GAAP Loss per ADS	(2.56)	(0.78)	(0.10)	(5.32)	(2.58)	(0.38)